

Mail Stop 3720

August 28, 2007

Brian Kistler
Chief Executive Officer
Freedom Financial Holdings, Inc.
6615 Brotherhood Way
Fort Wayne, IN 46825

> **Re:** **Freedom Financial Holdings, Inc.**
> **Amendment 5 to Form SB-2**
> **Filed August 22, 2007**
> **File No. 333-140538**

Dear Mr. Kistler:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 19

1.	We note from the table that your reduction of debt will increase by $500,000 if 50% or more of the offering is sold. However, according to your response to our prior comment 2, as well as your disclosure in footnote 2 on page 19, $440,000 of your proceeds will be used to repay your line of credit if you sell 50% or more of the offering. Please advise why this amount differs from the tabular disclosure of the additional $500,000 in debt you will repay if you sell 50% or more of the offering, or alternatively, revise to reconcile these apparent inconsistencies.

Financial Statements and Notes

Note 3. Balance Sheet Components
Note Receivable, page F-13

2.   Regarding your notes receivable balance of $253,900 as of June 30, 2007, we note that it resulted from loan(s) originated but not sold during the six months ended June 30, 2007. Explain to us why you did not classify it as loans held for sale in your consolidated balance sheet. Note that loans held for sale should be recorded at lower of cost or market. Refer to paragraph 28 of SFAS 65.

Note 5. Shareholders' Equity
Sale of Units, page F-19

3.   We note your disclosure of the issuance of 15,000 units (consisting of 15,000 Class A Convertible Preferred Stock, 15,000 Series A Common Stock warrants and 15,000 Series B Common Stock warrants) in a private placement during the six months ended June 30, 2007. However, we also note the issuance of 225,700 warrants (consisting of 112,850 Series A Common Stock warrants and 112, 850 Series B Common Stock warrants) during the same period based on your disclosures on page F-21. Please reconcile for us the different number of Series A and Series B Common Stock warrants issued during the six month period ended June 30, 2007 and clarify your disclosures. Also ensure that you provide disclosure of all recent issuances of unregistered securities pursuant to Item 701 of Regulation S-B.

*   *   *   *

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele M. Anderson
Michele M. Anderson
Legal Branch Chief